SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: June 27, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Commences Patient Enrolment in
U.S. Phase II Sarcoma Clinical Trial
CALGARY, AB, — June 27, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that patient enrolment has commenced in its U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. Patients are being enrolled at the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, the University of Michigan Comprehensive Cancer Center in Ann Arbor, and the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.
“The initiation of this trial represents an important milestone for the Company,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are now treating patients with advanced cancers in Phase II clinical trials in the U.S. and the U.K., with additional Phase II trials expected to begin before the end of the year. These trials are expected to yield information that will guide the late stage clinical development program for REOLYSIN®.”
The trial (REO 014) is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® will be given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles. Up to 52 patients will be enrolled in the study.
Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies. These include patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.
“There are very few treatment options for patients with bone or soft tissue sarcomas,” said Dr. Matt Coffey, Oncolytics’ Chief Scientific Officer. “Our decision to choose this indication is based on the observed activity of REOLYSIN® against sarcomas in both preclinical and clinical studies.”
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II sarcoma clinical trial and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, AB, T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com